May 17, 2022

Via EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Janice Adeloye
Jennifer Lopez Molina

Re:	XpresSpa Group, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 Filed May 17, 2022 (Commission File No. 333-264026)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, XpresSpa Group, Inc. (the “Company”) hereby requests that the Registration Statement referred to above be declared effective Thursday, May 19, 2021 at 4:30 p.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/ Cara Soffer
By:	Cara Soffer
General Counsel and Secretary

cc:   James A. Berry, Chief Financial Officer